SECU 08032748 ION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 26 2008

Washington, DC
112

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SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Parkway, Two Financial Center, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP

Signature

PRESIDENT

Title

Rebecca J Gaston

Notary Public

REBECCA J GASTON
MY COMMISSION # 12365800
EXPIRES June 6, 2018
Pulaski County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 14, 2008

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

ASSETS

	2008	2007
Cash – checking	$ 14,591	$ 9,229
– money market	383,538	252,770
Commissions receivable	202,651	145,833
Income taxes refundable	3,016	787
Prepaid expenses	7,658	12,400
Deferred income tax asset	13,127	-
Furniture, equipment, vehicles and leasehold improvements, less accumulated depreciation of $222,646 and $220,764, respectively	146,618	202,246
Investment in marketable securities, at market	66,582	246,197
	$ 837,781	$ 869,462

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable – trade	$ 31,733	$ 23,368
Commissions and wages payable	74,340	59,816
Deferred income tax liability	-	15,107
Total liabilities	106,073	98,291
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	350,228	341,780
Accumulated other comprehensive (loss) income	(14,286)	33,625
Total stockholder's equity	731,708	771,171
	$ 837,781	$ 869,462

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Revenues:		
Commissions	$ 2,357,333	$ 2,023,060
Rebates from clearing broker	667,731	554,255
Interest	87,537	73,118
Realized gain on sale of marketable securities and assets	190,111	-
Miscellaneous income	110	-
	3,302,822	2,650,433
Operating expenses:		
Employee compensation and benefits	2,670,783	2,001,841
Travel, meals and entertainment	196,972	346,772
Consulting fees	47,500	26,500
Clearing broker fees and computer rental	108,387	130,456
Rent expense	61,857	58,043
Error account expense	5,000	11,162
Depreciation	39,711	11,069
Telephone	31,122	29,442
Regulatory fees	15,235	14,545
Office expense	37,017	33,433
Subscriptions	40,090	36,832
Advertising	317	268
Insurance	9,049	5,130
Professional fees	10,300	17,611
Postage and shipping	7,460	7,843
Taxes, licenses and permits	4,005	3,460
Miscellaneous expenses	1,104	4,496
Contributions	7,193	7,095
Total operating expenses	3,293,102	2,745,998
Income (loss) before taxes	9,720	(95,565)
Income tax expense (benefit)	1,272	(32,027)
Net income (loss)	$ 8,448	$ (63,538)

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance - October 1, 2006	$ 100	$ 395,666	$ 405,318	$ 22,428	$ 823,512
Comprehensive loss:					
Net loss	-	-	(63,538)	-	(63,538)
Unrealized gain/loss on investments:					
Unrealized holding gains arising during the year, net of tax	-	-	-	11,197	11,197
Total comprehensive loss					(52,341)
Balance - September 30, 2007	100	395,666	341,780	33,625	771,171
Comprehensive loss:					
Net income	-	-	8,448	-	8,448
Unrealized gain/loss on investments:					
Unrealized holding losses arising during the year, net of tax	-	-	-	(24,452)	(24,452)
Less: adjustment for realized gains recognized during the year, net of tax	-	-	-	(23,459)	(23,459)
Total comprehensive loss					(39,463)
Balance - September 30, 2008	$ 100	$ 395,666	$ 350,228	$ (14,286)	$ 731,708

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 8,448	$ (63,538)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Depreciation	39,711	11,069
Loss on sale of assets	51,091	-
Gain on sale of securities	(241,202)	-
Change in assets and liabilities:		
Commissions receivable	(56,818)	45,954
Income taxes refundable	(2,229)	1,673
Prepaid expenses	4,742	138,664
Accounts payable - trade	8,365	5,023
Commissions and wages payable	14,524	7,498
Income taxes payable	-	(2,256)
Deferred income taxes	(6,708)	(43,400)
Net cash (used in) provided by operating activities	(180,076)	100,687
Cash flows from investing activities:		
Purchase of vehicles and equipment	(55,174)	(116,092)
Proceeds from sale of property and equipment	20,000	-
Purchases of securities	(651,824)	-
Proceeds from sales of securities	1,003,204	-
Net cash provided by (used in) investing activities	316,206	(116,092)
Net change in cash	136,130	(15,405)
Cash - beginning of year	261,999	277,404
Cash - end of year	$ 398,129	$ 261,999

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk - cash

At September 30, 2008, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk - revenues

Approximately 17% of revenue for 2008 and 20% revenue for 2007 was from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture, equipment, and vehicles	5 - 7
Leasehold improvements	15 - 39

Depreciation expense was $39,711 in 2008 and $11,069 in 2007.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

Cash payments for income taxes in 2008 totaled $10,209. Cash payments for income taxes in 2007 totaled $11,956.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 financial statement presentation.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2008, the Company's net capital was $528,898 and aggregate indebtedness was .20 to 1 (20%).

Note 3: Marketable securities

Cost and fair value of marketable securities at September 30, 2008, are as follows:

	Amortized Cost	Unrealized (Losses) Gains	Fair Value
Available-for-sale:			
Equity securities	$ 87,005	$ (20,705)	$ 66,300

Cost and fair value of marketable securities at September 30, 2007, are as follows:

	Amortized Cost	Unrealized (Losses) Gains	Fair Value
Available-for-sale:			
Equity securities	$ 197,465	$ 48,732	$ 246,197

Proceeds from marketable securities were $1,003,204 and realized gains on marketable securities were $241,202 for 2008.

A summary of changes in net unrealized gain (loss) is as follows:

	2008	2007
Beginning net unrealized gain	$ 48,732	$ 32,504
Reclassification adjustment for securities sold:		
Net unrealized (gain) loss	(35,437)	-
Current year unrealized (loss) gain on securities	(34,000)	16,228
Ending net unrealized (loss) gain	$ (20,705)	$ 48,732

Note 3: Marketable securities (continued)

The reclassification adjustment for securities sold and the current year unrealized gain (loss) on securities is reported as an adjustment to other comprehensive income, net of tax. The ending net unrealized gain (loss) is reported as accumulated other comprehensive income, net of tax, as a separate component of stockholder's equity.

Note 4: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 5: Other comprehensive income

The Company has adopted FASB statement No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

The Company had net unrealized losses on marketable securities of $20,705 at September 30, 2008 and net unrealized gains on marketable securities $48,732 at September 30, 2007.

Note 6: Income taxes

Income tax (benefit) expense is composed of the following:

	2008	2007
Current expense:		
Federal	$ 6,162	$ 8,919
State	1,818	2,454
	7,980	11,373
Deferred income tax benefit	(6,708)	(43,400
Income tax expense (benefit)	$ 1,272	$ (32,027)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

Deferred income taxes are composed of temporary differences related to timing differences of prepaid and accrued expenses. There was no valuation allowance at September 20, 2008 or 2007.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 8: Operating leases

The Company leases office space under an operating lease. Minimum lease payments at September 30, 2008 are $26,784 for 2009.

Rent expense was $106,902 for 2008 and $103,990 for 2007.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2011 and calls for monthly minimum payments of $11,000.

Minimum lease payments at September 30, 2008 are as follows:

2009	$ 132,000
2010	132,000
2011	132,000
2012	33,000
	$ 429,000

Aircraft lease expense was $132,000 for 2008 and $240,000 for 2007, which is included in travel, meals and entertainment.

Note 9: Related party transactions

Included in commissions income for 2008 and 2007 are commissions received from Key Colony Fund, L.P. of approximately $560,000 and $531,000, respectively, which is related to the Company through common ownership.

Note 10: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2008 and 2007 the Company contributed $8,593 and $6,979, respectively, to the SIMPLE Plan.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned fucntions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affct the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 14, 2008

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2008, and for the fiscal year then ended, and have issued our report thereon dated November 14, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 14, 2008

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2008

Net capital:	
Total stockholder's equity	$ 731,708
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	731,708
Less nonallowable assets and deductions:	
Property and equipment, less accumulated depreciation	146,618
Prepaid expenses and income taxes refundable	36,915
Net capital before haircuts on securities positions	548,175
Haircuts on securities	(19,277)
Net capital	$ 528,898
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors	$ 106,073
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 7,075
Minimum net capital required	$ 100,000
Excess net capital ($528,898 - $100,000)	$ 428,898
Percentage of aggregate indebtedness to net capital — $ 106,073 / $ 528,898	20.06%

No material differences existed at September 30, 2008, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.

END